November 9, 2005

Via US Mail and Facsimile

Elijio V. Serrano
Chief Financial Officer
EGL, Inc.
15350 Vickery Drive
Houston, TX 77032

Re: EGL, Inc.
          Form 10-K for the year ended December 31, 2004
          Commission File Number: 000-27288

Dear Mr. Serrano:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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Management's Discussion and Analysis

Results of Operations

2004 versus 2003, page 30

1. We note that you have explained your decrease in margins as partially attributable to fuel surcharges absorbed by the business. This appears to imply that you attempt to pass on increases in fuel costs via fuel surcharges, and that these are not always recoverable. If our understanding is correct, revise your disclosure in future filings to quantify these surcharges

and discuss the extent to which they have covered any fuel cost increases for which you are responsible.

Liquidity and Capital Resources

Disclosures about Contractual Obligations and Commercial Commitments, page 40

2. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Financial Statements

Consolidated Statements of Cash Flows, page F-8

3. We note that you have presented $4.329 million of "Issuance/(Repayment) of Debt" in cash flows from financing activities. It is unclear why net presentation of changes in your debt balances is appropriate. Supplementally explain to us your basis in GAAP for presenting the changes in your long term debt balance as net on your statement of cash flows and provide us with a breakdown of such changes, or revise your presentation in future filings to present the gross amount of changes in long term debt. Refer to paragraphs 11-13 of SFAS 95.

Note 1 – Organization, Basis of Presentation, and Significant Accounting Policies

Revenue Recognition, page F-14

4. You recognize revenues and freight consolidation costs when freight is received from the customer (domestic) or when freight is tendered to the carrier (international) based on method 2 in EITF 91-9. Although this EITF consensus only specifies that method 1 is not acceptable and the SEC Observer solely stated that a change from method 1 to method 2 would not be appropriate, method 2 is not a preferable method. It is staff position that registrants that use method 2 must demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, disclosure in the financial statements should be expanded to provide management's representation that the use of method 2 over a preferable method has not materially impacted

the historical financial statements on both a quarterly and annual basis.   In the alternative, if material, registrant's should change to a preferable method. Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy Geddes at 202-551-3304 or Lynwood Shenk at 202-551-3380 if you have questions or me at 202-551-3211 with any concerns as I supervised the review of your filing.

Sincerely,

David R. Humphrey
Branch Chief